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MAR 28 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRESTLE POINT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1861 AMERICAN WALK SUITE 1660
(No. and Street)

LAWRENCEVILLE	GA	30043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. STANTON BREON (404) 861 -2476
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GROSS COLLINS, P.C.
(Name – *if individual, state last, first, middle name*)

3330 CUMBERLAND BLVD. SUITE 900	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/11/13

OATH OR AFFIRMATION

I, Bob Stanton Breon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thesis Port, LLC, as of 12/31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA A CAFARELLA
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Comm. Expires April 17, 2016

Signature

Title

Sandra A. Cafarella
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRESTLE POINT, LLC

FINANCIAL STATEMENT, INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2012

HLB Gross Collins

Certified Public Accountants and Consultants

HLB Gross Collins, P.C. is a member of HLB International.

TRESTLE POINT, LLC

FINANCIAL STATEMENT,
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTARY INFORMATION

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

TRESTLE POINT, LLC

CONTENTS

HLB Gross Collins

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Members of

Trestle Point, LLC

We have audited the accompanying statement of financial condition of

TRESTLE POINT, LLC

Report on the Financial Statement

as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473

www.hlbgrosscollins.com "Local In Touch - Global In Reach"

HLB Gross Collins, P.C. is a member of HLB International, a worldwide network of accounting firms and business advisors

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Trestle Point, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The supplementary information contained included on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statement as a whole.

Atlanta, Georgia
February 28, 2013

HLB Gross Collins, P.C.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com "Local In Touch - Global In Reach"

TRESTLE POINT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and cash equivalents	$	36,626
Commissions receivable (Note 10)		55,133
Prepaid expenses (Note 4)		11,581
Furniture, fixtures and equipment, at cost less accumulated depreciation (Note 3)		5,842
TOTAL ASSETS	$	109,182

LIABILITIES

Accounts payable	$	500

MEMBERS' EQUITY

MEMBERS' EQUITY (Note 6)		108,682
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	109,182

The accompanying Notes to Financial Statements are an integral part of these financial statements.

(1) Description of business

Nature of business - Trestle Point, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Georgia Limited Liability Company ("LLC") formed on May 12, 2005. The Company's registration as a broker-dealer with the SEC and FINRA became effective on May 23, 2006.

The Company's offices are located in Lawrenceville, Georgia, and Memphis, Tennessee, and its primary business is the private placement of investment products. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) Summary of significant accounting policies

Basis of preparation - This financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Commissions receivable – Commissions receivable represents commissions due for investment products. The Company does not require collateral for commissions receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes commissions receivable are stated at the net realizable value and credit risk exposure is limited. Account balances with invoices over 90 days old are considered delinquent. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts are collectible as of December 31, 2012, and therefore no allowance has been provided for uncollectible accounts.

Furniture, fixtures and equipment - The straight-line method of depreciation is used for computing depreciation on all furniture, fixtures and equipment. Depreciation is based on estimated useful lives of 7 years.

(2) Summary of significant accounting policies (continued)

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of December 31, 2012.

Fair value of financial instruments - The financial instruments consist of cash and cash equivalents, commissions receivable, prepaid expenses and accounts payable, related party. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

(3) Furniture, fixtures and equipment

Furniture, fixtures and equipment consists of the following:

Cost		
Furniture, fixtures and equipment	$	7,057
Less accumulated depreciation		(1,215)
Furniture, fixtures and equipment, net	$	5,842

(4) Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The unamortized balance was $11,581 as of December 31, 2012.

(5) Members' equity

The Company is a wholly owned subsidiary of Trestle Point Partners, LLC, the parent company. Effective April 3, 2012, certain members' interests were exchanged thus changing the ownership structure of the parent company. This change did not result in a material change in business, operations, management or the supervisory structure of the Company.

The Company was formed on May 12, 2005 as a limited liability company in accordance with the Georgia Limited Liability Company Act. The Company does not have a termination date. Simultaneously with the formation of the Company, the Company's members entered into an operating agreement on May 13, 2005 (the Operating Agreement). Capital contributions and withdrawals are allowed, subject to the terms as defined in the Operating Agreement. There were no capital contributions or withdrawals in 2012.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company currently operates pursuant to the customer protection exemption k(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At December 31, 2012, the Company had net capital of $36,126, which was $31,126 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.38 to 1 as of December 31, 2012.

(7) Leases

The Company leases its office space under a noncancelable operating lease expiring June 30, 2015.

Future minimum payments under this noncancelable operating lease as of December 31, 2012, are as follows:

Years ending December 31,		Amount
2013	$	16,153
2014		16,637
2015		8,442
Total	$	41,232

(8) Commitments and contingencies

The Company has an obligation under its operating lease with initial noncancelable term in excess of one year, as disclosed in Note (8).

There are no guarantees, whether written or oral, under which the Company is contingently liable.

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. There were no such risks to the Company as of and for the year ended December 31, 2012.

(9) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

Commissions receivable from three customers comprised of 83% of total commissions receivable as of December 31, 2012. These receivables have been collected subsequent to December 31, 2012.

(10) Subsequent events

The Company has evaluated subsequent events through February 28, 2013, the date which the financial statements were available to be issued, and has determined that except as disclosed in Note (9), there are no additional subsequent event matters that require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

NET CAPITAL		
Total members' equity	$	108,682
Deductions and/or charges:		
Furniture, fixtures and equipment		5,842
Commissions receivable		55,133
Prepaid expenses		11,581
Total deductions		72,556
Net Capital	$	36,126
Aggregate indebtedness:		
Accounts payable	$	500
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	31,126
Ratio: Aggregate indebtedness to net capital		1.38 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.